UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2024 and FY 2024 Results

Financial Results and Business Overview

December 31, 2024

ICL Group Ltd

ICL Reports Fourth Quarter and Full Year 2024 Results

Delivers annual sales of $6,841 million, adjusted EBITDA of $1,469 million and earnings per share of $0.38
Specialties-driven EBITDA reaches 70% of total adjusted EBITDA for the year and 73% in the fourth quarter

Tel Aviv, Israel and St. Louis, February 26, 2025 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the fourth quarter and full year ended December 31, 2024. Consolidated annual sales were $6,841 million versus $7,536 million in 2023. Net income was $407 million versus $647 million, while adjusted net income was $484 million versus $715 million in 2023. Annual adjusted EBITDA was $1,469 million versus $1,754 million in 2023. Diluted earnings per share for 2024 were $0.32, while adjusted diluted EPS was $0.38. Operating cash flow was $1,468 million in 2024, similar to adjusted EBITDA, while free cash flow was $758 million. For 2024, the Company distributed $242 million in dividends to its shareholders.

For the fourth quarter of 2024, consolidated sales were $1,601 million versus $1,690 million in the fourth quarter of 2023. Net income and adjusted net income for the fourth quarter of 2024 were $70 million and $104 million, respectively, versus $67 million and $123 million, respectively, for the fourth quarter of 2023. Adjusted EBITDA in the fourth quarter was $347 million versus $357 million in the fourth quarter of 2023. Fourth quarter diluted earnings per share were $0.06, with adjusted diluted EPS of $0.08, versus $0.05 and $0.10, respectively in the fourth quarter of 2023. Operating cash flow was $452 million in the fourth quarter of 2024, similar to the fourth quarter of 2023.

“ICL delivered 2024 adjusted EBITDA of $1,469 million, with our specialties-driven businesses contributing 70% of that amount, as we continued to focus on cash generation while increasing market share across Industrial Products, Phosphate Solutions and Growing Solutions. We remain committed to growing our leadership position for these three businesses,” said Raviv Zoller, president and CEO of ICL. “During 2024, amidst persistent potash price declines and geopolitical challenges, we achieved strong profitability and cashflow, introduced dozens of innovative specialties products, developed new global partnerships, set production records at multiple sites, completed complementary bolt-on acquisitions, and continued to be vigilant in the execution of cost savings and efficiency efforts, all while continuing to drive significant value to our shareholders through dividends. As a result of these items, as well as prudent timing of potash deliveries, we are entering 2025 in a solid position and looking forward to improving market conditions in key end-markets.”

For 2025, the Company expects the specialties-driven segments' EBITDA to be between $0.95 billion to $1.15 billion. For Potash, the Company expects 2025 sales volumes to be between 4.5 million metric tons and 4.7 million metric tons. (1a).

 ICL Group Limited Q4 2024 Results 2

Financial Figures and non-GAAP Financial Measures

10-12/2024		10-12/2023		1-12/2024		1-12/2023
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,601	-	1,690	-	6,841	-	7,536	-
Gross profit	535	33	560	33	2,256	33	2,671	35
Operating income	147	9	149	9	775	11	1,141	15
Adjusted operating income (1)	190	12	211	12	873	13	1,218	16
Net income attributable to the Company's shareholders	70	4	67	4	407	6	647	9
Adjusted net income attributable to the Company’s shareholders (1)	104	6	123	7	484	7	715	9
Diluted earnings per share (in dollars)	0.06	-	0.05	-	0.32	-	0.50	-
Diluted adjusted earnings per share (in dollars) (2)	0.08	-	0.10	-	0.38	-	0.55	-
Adjusted EBITDA (2) (3)	347	22	357	21	1,469	21	1,754	23
Cash flows from operating activities (4)	452	-	452	-	1,468	-	1,710	-
Purchases of property, plant and equipment and intangible assets (5)	267	-	255	-	713	-	780	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	In 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

(4)
Commencing Q2 2024, management reclassified interest received as cash flows from investing activities and interest paid as cash flows from financing activities, instead of under cash provided by operating activities.

(5)	See “Condensed consolidated statements of cash flows (unaudited)” in the appendix below.

 ICL Group Limited Q4 2024 Results 3

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	10-12/2024	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Segment Sales	280	299	1,239	1,227
Sales to external customers	275	294	1,220	1,206
Sales to internal customers	5	5	19	21
Segment Operating Income	55	39	224	220
Depreciation and amortization	15	17	57	57
Segment EBITDA	70	56	281	277
Capital expenditures	38	29	94	91

Significant highlights for the fourth quarter

•
Flame retardants: Bromine-based sales decreased year-over-year while phosphorus-based sales increased year-over-year, with higher volumes, mainly in Europe, due to the implementation of duties on imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) from China.

•	Elemental bromine: Sales were nearly flat year-over-year, as operational efficiencies allowed higher gross margins.

•	Clear brine fluids: Sales decreased year-over-year, as oil and gas demand in the Eastern Hemisphere remained softer, due to the drilling cycle operations, resulting in lower volumes sold.

•
Specialty minerals: Sales increased slightly year-over-year, due to growth in demand from the pharma and food end-markets, which was partially offset by lower demand for certain industrial applications.

 ICL Group Limited Q4 2024 Results 4

Results analysis for the period October – December 2024

	Sales	Expenses	Operating income
	$ millions
Q4 2023 figures	299	(260)	39
Quantity	(13)	10	(3)
Price	(6)	-	(6)
Exchange rates	-	-	-
Raw materials	-	6	6
Energy	-	2	2
Transportation	-	(4)	(4)
Operating and other expenses	-	21	21
Q4 2024 figures	280	(225)	55

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine-based flame retardants and clear brine fluids. This was partially offset by higher sales volumes of phosphorus-based flame retardants.

-	Price – The negative impact on operating income was primarily due to lower selling prices of bromine-based industrial solutions and bromine-based flame retardants.

-	Raw materials – The positive impact on operating income was mainly due to decreased costs of Bisphenol A (BPA).

-	Operating and other expenses – The positive impact on operating income was primarily related to operational efficiencies due to higher production.

 ICL Group Limited Q4 2024 Results 5

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	10-12/2024	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Segment Sales	422	474	1,656	2,182
Potash sales to external customers	315	336	1,237	1,693
Potash sales to internal customers	30	49	95	129
Other and eliminations (1)	77	89	324	360
Gross Profit	162	231	650	1,171
Segment Operating Income	69	122	250	668
Depreciation and amortization	61	46	242	175
Segment EBITDA (2)	130	168	492	843
Capital expenditures	116	132	332	384
Potash price - CIF ($ per tonne)	285	345	299	393

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

(2)	Following a nonmaterial accounting reclassification of certain assets, the Potash segment's EBITDA for Q4 2024 increased by $16 million and for the full year of 2024 by $65 million.

Significant highlights for the fourth quarter

•	ICL's potash price (CIF) per tonne of $285 in the fourth quarter was 4% lower than the third quarter and 17% lower year-over-year.

•	The Grain Price Index fell by 1.1% during the fourth quarter of 2024, with soybeans, wheat and rice 6.1%, 2.7% and 1.8% lower, respectively, while corn prices increased by 6.8%.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in February 2025, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 26.5% for the 2024/25 agriculture year, compared to 28.2% for the 2023/24 agriculture year and 28.6% for the 2022/23 agriculture year.

•
In December 2024, as part of ICL's 2025-2027 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 2,500,000 metric tonnes of potash with mutual options for an additional 960,000 metric tonnes in aggregate, over the course of the three-year term. Prices for the quantities to be supplied according to the framework agreements will be established in line with prevailing market prices in China as of the relevant date of supply.

•	Metal Magnesium: Sales decreased year-over-year, as lower prices offset higher volumes.

 ICL Group Limited Q4 2024 Results 6

Additional segment information

Global potash market - average prices and imports:

Average prices		10-12/2024	10-12/2023	VS Q4 2023	7-9/2024	VS Q3 2024
Granular potash – Brazil	CFR spot ($ per tonne)	288	336	(14.3)%	300	(4.0)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	338	388	(12.9)%	340	(0.6)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	292	318	(8.2)%	283	3.2%
Potash imports
To Brazil	million tonnes	2.9	3.4	(14.7)%	3.9	(25.6)%
To China	million tonnes	3.4	3.6	(5.6)%	2.8	21.4%
To India	million tonnes	1.2	0.8	50.0%	0.6	100.0%

Sources: CRU (Fertilizer Week Historical Price: December 2024), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	10-12/2024	10-12/2023	1-12/2024	1-12/2023
Production	1,178	1,139	4,502	4,420
Total sales (including internal sales)	1,259	1,179	4,556	4,683
Closing inventory	229	284	229	284

Fourth quarter 2024

-	Production – Production was 39 thousand tonnes higher year-over-year, mainly due to higher production in Spain.

-
Sales – The quantity of potash sold was 80 thousand tonnes higher year-over-year, mainly due to higher sales volumes in India and Europe, partially offset by lower sales volumes in Brazil, the US and China.

Full year 2024

-	Production – Production was 82 thousand tonnes higher year-over-year, mainly due to operational improvements in Spain, which outweighed operational challenges and war-related issues at the Dead Sea.

-
Sales – The quantity of potash sold was 127 thousand tonnes lower year-over-year, mainly due to decreased sales volumes in China and Brazil, partially offset by higher sales volumes in Europe, India and the US.

 ICL Group Limited Q4 2024 Results 7

Results analysis for the period October – December 2024

	Sales	Expenses	Operating income
	$ millions
Q4 2023 figures	474	(352)	122
Quantity	38	(19)	19
Price	(90)	-	(90)
Exchange rates	-	1	1
Raw materials	-	(1)	(1)
Energy	-	(3)	(3)
Transportation	-	10	10
Operating and other expenses	-	11	11
Q4 2024 figures	422	(353)	69

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of magnesium, as well as an increase in potash sales volumes in India and Europe, partially offset by lower potash sales volumes in Brazil, the US and China.

-	Price – The negative impact on operating income resulted primarily from a decrease of $60 in the potash price (CIF) per tonne, year-over-year.

-	Transportation – The positive impact on operating income was due to a decrease in inland costs and marine costs, primarily to Brazil and the US.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational and maintenance costs.

 ICL Group Limited Q4 2024 Results 8

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators (1)

	10-12/2024 (2)	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Segment Sales	507	515	2,215	2,350
Sales to external customers	475	474	2,049	2,141
Sales to internal customers	32	41	166	209
Segment Operating Income	81	85	358	350
Depreciation and amortization	51	54	191	207
Segment EBITDA	132	139	549	557
Capital expenditures	147	89	340	270

(1)
In alignment with the Company’s efficiency plan, which included a change of reporting responsibilities, as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments.

(2)
For Q4 2024, Phosphate Specialties accounted for $309 million of segment sales, $44 million of operating income, $13 million of D&A and $57 million of EBITDA, while Phosphate Commodities accounted for $198 million of segment sales, $37 million of operating income, $38 million of D&A and represented $75 million of EBITDA.

Significant highlights for the fourth quarter

•	White phosphoric acid: Sales decreased year-over-year, as higher volumes mainly in South America were unable to offset lower prices in all regions.

•	Industrial phosphates: Sales decreased year-over-year, as higher volumes in all major regions did not offset lower prices related to decreasing cost input prices.

•	Food phosphates: Sales were nearly flat year-over-year, as higher volumes were offset by lower market prices, mainly in North America, due to reduced raw material costs.

•
Battery materials: Sales in Asia increased year-over-year, as market demand expanded. Elsewhere, the Battery Materials Innovation and Qualification Center (BM-IQ) in St. Louis is nearing completion, which will allow ICL to begin qualifying battery material products for customers.

In January 2025, the Company signed a strategic agreement with Shenzhen Dynanonic Co., Ltd. to establish LFP production in Europe. The new facility is planned to be located at ICL's Sallent site in Spain and could substantially expand the Company’s battery materials business.

•
Commodity phosphates: Overall phosphate prices remained stable in the fourth quarter of 2024, as key markets – including India – continued to experience a shortage of DAP and export availability from China remained limited. Key benchmarks were on average 3% higher quarter-over-quarter.

 ICL Group Limited Q4 2024 Results 9

•	Developments in key markets are described below:

-
Chinese DAP export prices ended 2024 at $615/mt, $30 above 2023 prices, as the country’s trade policy continued to be a key determinant of global pricing levels. Offshore shipments were paused late in the fourth quarter and, at the time of writing, Chinese DAP/MAP exports for 2024 were estimated at 6 to 7 million mt – the second lowest amount over the past five years.

-
India's DAP price was estimated at $634/mt CFR at the end of 2024 – only $6 lower than at the beginning of the fourth quarter, defying traditionally lower demand in the Northern Hemisphere. India imported fewer than 5 million mt of DAP and ended the year with fewer than 1 million mt of stock versus average annual imports of 6 million mt and an average end-of-year stock above 2 million mt between 2019 and 2023.

-
Phosphate demand in the US was firm throughout 2024. Provisional data places fourth quarter arrivals at around 500 thousand mt, consistent with the five-year average. Imports have been supported by attractive farmer margins during recent years and the subsequent maximization of planted acreage. Additionally, local phosphate production has faced various operational challenges. Recent hurricanes not only interrupted production but also resulted in stock loss. DAP FOB NOLA ended the fourth quarter at $637/mt, $25/mt higher than the beginning of the quarter.

-
Brazilian MAP/NPS imports accelerated in the third quarter of 2024 and remained firm through the fourth quarter, due to the planting of the Safra soy crop. Weather conditions improved consistently through October and November, enabling planting to progress rapidly and supporting last minute fertilizer demand. The Brazilian MAP price ended the fourth quarter at $635/mt CFR, flat compared to the previous quarter.

•
Indian phosphoric acid prices are negotiated on a quarterly basis. The fourth quarter price was settled at $1,060/mt P2O5, $110 higher than the third quarter. For the first quarter of 2025, the price was settled at $1,055/mt, reflecting a slight decrease in DAP prices.

•
Sulphur FOB Middle East ended the fourth quarter at $165/mt, $38 higher than prevailing levels at the end of the third quarter. The increase was driven by strong demand from key end-users, including Morocco, where a new sulphur burner was ramping up, and, to a lesser extent, continued tightening of supply.

 ICL Group Limited Q4 2024 Results 10

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	10-12/2024	10-12/2023	VS Q4 2023	7-9/2024	VS Q3 2024
DAP	CFR India Bulk Spot	637	594	7%	598	7%
TSP	CFR Brazil Bulk Spot	500	422	18%	513	(3)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	270	278	(3)%	305	(11)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	139	102	36%	106	31%

Source: CRU (Fertilizer Week Historical Prices, December 2024).

Results analysis for the period October – December 2024

	Sales	Expenses	Operating income
	$ millions
Q4 2023 figures	515	(430)	85
Quantity	15	(5)	10
Price	(24)	-	(24)
Exchange rates	1	3	4
Raw materials	-	17	17
Energy	-	1	1
Transportation	-	6	6
Operating and other expenses	-	(18)	(18)
Q4 2024 figures	507	(426)	81

-
Quantity – The positive impact on operating income was due to higher sales volumes of phosphate-based food additives and MAP used as raw materials for energy storage solutions, partially offset by lower sales volumes of phosphate fertilizers and white phosphoric acid (WPA).

-
Price – The negative impact on operating income was primarily due to lower selling prices of WPA, as well as phosphate-based food additives and salts, partially offset by higher phosphate fertilizer selling prices.

-	Raw materials –The positive impact on operating income was due to the lower costs of ammonia and potassium hydroxide (KOH), partially offset by the higher cost of sulphur.

-	Transportation – The positive impact on operating income was due to a decrease in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

 ICL Group Limited Q4 2024 Results 11

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	10-12/2024	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Segment Sales	439	478	1,950	2,073
Sales to external customers	435	475	1,932	2,047
Sales to internal customers	4	3	18	26
Segment Operating Income	31	(5)	128	51
Depreciation and amortization	20	20	74	68
Segment EBITDA	51	15	202	119
Capital expenditures	44	36	98	92

 ICL Group Limited Q4 2024 Results 12

Significant highlights for the fourth quarter

Regional highlights:

•	Brazil: Sales decreased year-over-year, mainly due to exchange rate fluctuations, as lower raw material costs drove higher gross profit.

•	Europe: Sales decreased year-over-year as higher selling prices were unable to offset lower sales volumes. However, lower raw material costs drove higher gross profit.

•	North America: Sales increased year-over-year due to higher volumes and higher prices, which contributed to an increase in gross profit.

•	Asia: Sales decreased year-over-year, as higher prices were unable to offset lower volumes. However, improved product mix drove higher gross profit.

Product highlights:

•
Specialty agriculture (SA): Sales decreased year-over-year, due to exchange rate fluctuations and lower sales volumes, mainly in Brazil, which were partially offset by higher sales volumes and selling prices in the US and India.

•	Turf and ornamental (T&O): Sales increased year-over-year, primarily due to higher sales of ornamental horticulture, driven by increased demand for CRFs in Europe.

In December 2024, the segment completed its acquisition of GreenBest, a UK-based manufacturer of specialty fertilizers and tailored solutions. The acquisition strengthens the Company’s position in the turf and landscape sector and enhances its presence in the UK market, where GreenBest's expertise in custom manufacturing capabilities complements the Company’s existing portfolio.

•	FertilizerpluS: Sales decreased year-over-year, driven primarily by lower sales volumes, mainly in Europe and China, which were partially offset by higher sales volumes in the US.

 ICL Group Limited Q4 2024 Results 13

Results analysis for the period October – December 2024

	Sales	Expenses	Operating income
	$ millions
Q4 2023 figures	478	(483)	(5)
Quantity	(27)	20	(7)
Price	10	-	10
Exchange rates	(22)	18	(4)
Raw materials	-	32	32
Operating and other expenses	-	5	5
Q4 2024 figures	439	(408)	31

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of specialty agriculture and FertilizerpluS products. This impact was partially offset by higher sales volumes of turf and ornamental products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture products, mainly in the US and India.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real against the US dollar, which exceeded the positive impact from lower operational costs.

-	Raw materials – The positive impact on operating income was primarily related to lower costs for commodity fertilizers and nitrogen.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

 ICL Group Limited Q4 2024 Results 14

Financing expenses, net

Net financing expenses in the fourth quarter of 2024 amounted to $33 million, the same as the corresponding quarter of last year.

Tax expenses

In the fourth quarter of 2024, the Company’s reported tax expenses amounted to $33 million, compared to $33 million in the corresponding quarter of last year, reflecting an effective tax rate of 29% and 28%, respectively.

Liquidity and Capital Resources

As of December 31, 2024, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $442 million compared to $592 million as of December 31, 2023. In addition, the Company maintained about $1.2 billion of unused credit facilities, as of December 31, 2024.

Outstanding net debt

As of December 31, 2024, ICL’s net financial liabilities amounted to $1,851 million, a decrease of $244 million compared to December 31, 2023.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of 12 international banks for $1,550 million.

In April 2024, all the banks agreed to extend the RCF agreement for an additional year which is now due to expire in April 2029. As of December 31, 2024, the Company had utilized about $520 million of its $1,550 million credit facility framework.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million, with an additional $100 million uncommitted. As of December 31, 2024, ICL had utilized approximately $176 million of the facility’s framework.

Ratings and financial covenants

Fitch Ratings

In June of 2024, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July of 2024, S&P reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, S&P Maalot reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of December 31, 2024, the Company was in compliance with all of the financial covenants stipulated in its financing agreements.

 ICL Group Limited Q4 2024 Results 15

Dividend Distribution

In connection with ICL’s fourth quarter 2024 results, the Board of Directors declared a dividend of 4.03 cents per share, or approximately $52 million. The dividend will be paid on March 25, 2025. The record date is March 12, 2025.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company’s growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2024 revenue totaled approximately $7 billion. For more information, visit the Company’s website at www.icl-group.com1.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused. For our Potash business we provide sales volumes guidance. The Company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.
 ICL Group Limited Q4 2024 Results 16

Adjustments to Reported Operating and Net income (non-GAAP)

	10-12/2024	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Operating income	147	149	775	1,141
Charges related to the security situation in Israel (1)	17	14	57	14
Impairment and write-off of assets and provision for site closure (2)	20	34	35	49
Provision for early retirement (3)	4	16	4	16
Legal proceedings (4)	2	(2)	2	(2)
Total adjustments to operating income	43	62	98	77
Adjusted operating income	190	211	873	1,218
Net income attributable to the shareholders of the Company	70	67	407	647
Total adjustments to operating income	43	62	98	77
Total tax adjustments (5)	(9)	(6)	(21)	(9)
Total adjusted net income - shareholders of the Company	104	123	484	715

(1)	For 2024 and 2023, reflects charges relating to the security situation in Israel.

(2)
For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey, and an impairment of assets due to a regulatory decision that mandated the cessation of a certain project. For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications, as part of the Company’s global efficiency plan.

(3)	For 2024 and 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project. For 2023, reflects a reversal of a legal provision.

(5)	For 2024 and 2023, reflects the tax impact of adjustments made to operating income.

 ICL Group Limited Q4 2024 Results 17

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	10-12/2024	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Net income	81	84	464	687
Financing expenses, net	33	33	140	168
Taxes on income	33	33	172	287
Less: Share in earnings of equity-accounted investees	-	(1)	(1)	(1)
Operating income	147	149	775	1,141
Depreciation and amortization	157	146	596	536
Adjustments (1)	43	62	98	77
Total adjusted EBITDA (2)	347	357	1,469	1,754

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	In 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see our Potash segment results above.

Calculation of diluted adjusted earnings per share was made as follows:

	10-12/2024	10-12/2023	1-12/2024	1-12/2023
	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	70	67	407	647
Adjustments (1)	43	62	98	77
Total tax adjustments	(9)	(6)	(21)	(9)
Adjusted net income - shareholders of the Company	104	123	484	715
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,330	1,290,575	1,290,039	1,290,668
Diluted adjusted earnings per share (in dollars) (2)	0.08	0.10	0.38	0.55

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated by dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

 ICL Group Limited Q4 2024 Results 18

Consolidated Results Analysis

Results analysis for the period October – December 2024

	Sales	Expenses	Operating income
	$ millions
Q4 2023 figures	1,690	(1,541)	149
Total adjustments Q4 2023	-	62	62
Adjusted Q4 2023 figures	1,690	(1,479)	211
Quantity	26	(7)	19
Price	(92)	-	(92)
Exchange rates	(23)	22	(1)
Raw materials	-	51	51
Energy	-	(1)	(1)
Transportation	-	11	11
Operating and other expenses	-	(8)	(8)
Adjusted Q4 2024 figures	1,601	(1,411)	190
Total adjustments Q4 2024*	-	(43)	(43)
Q4 2024 figures	1,601	(1,454)	147

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily due to higher sales volumes of potash, magnesium, MAP used as a raw material for energy storage solutions, and phosphate-based food additives. These were partially offset by lower sales volumes of specialty agriculture products.

-
Price – The negative impact on operating income was primarily related to a decrease of $60 in the potash price (CIF) per tonne year-over-year, as well as lower selling prices of white phosphoric acid (WPA) and phosphate-based food additives. These were partially offset by higher selling prices of specialty agriculture products and phosphate fertilizers.

-
Exchange rates – The unfavorable impact on operating income was mainly due to a negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real against the US dollar, which slightly exceeded its positive impact on operational costs.

-
Raw materials – The positive impact on operating income was due to the lower cost of commodity fertilizers and raw materials used in the production of industrial solutions products, ammonia and nitrogen. This impact was partially offset by higher costs for sulphur.

-	Transportation – The positive impact on operating income resulted from lower inland and marine transportation costs.

-
Operating and other expenses - The negative impact on operating income was primarily related to higher maintenance and operational costs, which was partially offset by operational efficiencies, mainly in the Industrial Products segment.

 ICL Group Limited Q4 2024 Results 19

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of the country, which escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation in the last year has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; Pandemics may create disruptions, impacting our sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2023 (the “Annual Report”).

Forward looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the fourth quarter of 2024 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first, second and third quarters of 2024 published by the Company (the “prior quarterly reports”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

 ICL Group Limited Q4 2024 Results 20

Appendix:

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	December 31, 2024	December 31, 2023
	$ millions	$ millions
Current assets
Cash and cash equivalents	327	420
Short-term investments and deposits	115	172
Trade receivables	1,260	1,376
Inventories	1,626	1,703
Prepaid expenses and other receivables	258	363
Total current assets	3,586	4,034

Non-current assets
Deferred tax assets	143	152
Property, plant and equipment	6,462	6,329
Intangible assets	869	873
Other non-current assets	261	239
Total non-current assets	7,735	7,593

Total assets	11,321	11,627

Current liabilities
Short-term debt	384	858
Trade payables	1,002	912
Provisions	63	85
Other payables	879	783
Total current liabilities	2,328	2,638

Non-current liabilities
Long-term debt and debentures	1,909	1,829
Deferred tax liabilities	481	489
Long-term employee liabilities	331	354
Long-term provisions and accruals	230	224
Other	55	56
Total non-current liabilities	3,006	2,952

Total liabilities	5,334	5,590

Equity
Total shareholders’ equity	5,724	5,768
Non-controlling interests	263	269
Total equity	5,987	6,037

Total liabilities and equity	11,321	11,627

 ICL Group Limited Q4 2024 Results 21

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

	For the three-month period ended December 31		For the year ended December 31
	2024	2023	2024	2023
	$ millions	$ millions	$ millions	$ millions
Sales	1,601	1,690	6,841	7,536
Cost of sales	1,066	1,130	4,585	4,865

Gross profit	535	560	2,256	2,671

Selling, transport and marketing expenses	281	286	1,114	1,093
General and administrative expenses	68	71	259	260
Research and development expenses	19	17	69	71
Other expenses	33	44	60	128
Other income	(13)	(7)	(21)	(22)

Operating income	147	149	775	1,141

Finance expenses	71	38	181	259
Finance income	(38)	(5)	(41)	(91)
Finance expenses, net	33	33	140	168

Share in earnings of equity-accounted investees	-	1	1	1

Income before taxes on income	114	117	636	974

Taxes on income	33	33	172	287

Net income	81	84	464	687

Net income attributable to the non-controlling interests	11	17	57	40

Net income attributable to the shareholders of the Company	70	67	407	647

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.06	0.05	0.32	0.50

Diluted earnings per share (in dollars)	0.06	0.05	0.32	0.50

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,260	1,289,449	1,289,968	1,289,361

Diluted (in thousands)	1,290,330	1,290,575	1,290,039	1,290,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

 ICL Group Limited Q4 2024 Results 22

 Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	81	84	464	687
Adjustments for:
Depreciation and amortization	157	146	596	536
Fixed assets impairment	7	-	14	-
Exchange rate, interest and derivative, net	47	(51)	152	24
Tax expenses	33	33	172	287
Change in provisions	3	9	(50)	(32)
Other	7	22	13	29
	254	159	897	844

Change in inventories	(102)	50	(7)	465
Change in trade receivables	68	47	26	252
Change in trade payables	87	66	104	(101)
Change in other receivables	66	37	39	26
Change in other payables	39	16	43	(210)
Net change in operating assets and liabilities	158	216	205	432

Income taxes paid, net of refund	(41)	(7)	(98)	(253)

Net cash provided by operating activities (*)	452	452	1,468	1,710

Cash flows from investing activities
Proceeds (payments) from deposits, net	(5)	(10)	56	(88)
Purchases of property, plant and equipment and intangible assets	(267)	(255)	(713)	(780)
Proceeds from divestiture of assets and businesses, net of transaction expenses	-	-	19	4
Interest received (*)	3	3	17	10
Business combinations	(2)	-	(74)	-
Other	1	-	1	1
Net cash used in investing activities	(270)	(262)	(694)	(853)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(68)	(68)	(251)	(474)
Receipts of long-term debt	278	149	889	633
Repayments of long-term debt	(383)	(183)	(1,302)	(836)
Receipts (Repayments) of short-term debt	(8)	64	(1)	(25)
Interest paid (*)	(43)	(40)	(122)	(125)
Receipts (payments) from transactions in derivatives	(3)	(1)	(2)	5
Dividend paid to the non-controlling interests	-	-	(57)	(15)
Net cash used in financing activities	(227)	(79)	(846)	(837)

Net change in cash and cash equivalents	(45)	111	(72)	20
Cash and cash equivalents as of the beginning of the period	393	307	420	417
Net effect of currency translation on cash and cash equivalents	(21)	2	(21)	(17)
Cash and cash equivalents as of the end of the period	327	420	327	420

(*) Reclassification - of interest received as cash flows from investing activities and interest paid as cash flows from financing activities, instead of under cash provided by operating activities.

 ICL Group Limited Q4 2024 Results 23

Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended December 31, 2024

Sales to external parties	275	373	475	435	43	-	1,601
Inter-segment sales	5	49	32	4	-	(90)	-
Total sales	280	422	507	439	43	(90)	1,601

Cost of sales	177	260	344	313	44	(72)	1,066
Segment operating income (loss)	55	69	81	31	(8)	(38)	190
Other expenses not allocated to the segments							(43)
Operating income							147

Financing expenses, net							(33)

Income before income taxes							114

Depreciation, amortization and impairment	15	61	51	20	4	13	164
Capital expenditures	38	116	147	44	3	12	360
Capital expenditures as part of business combination	-	-	-	4	-	-	4

 ICL Group Limited Q4 2024 Results 24

Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended December 31, 2023

Sales to external parties	294	408	474	475	39	-	1,690
Inter-segment sales	5	66	41	3	(1)	(114)	-
Total sales	299	474	515	478	38	(114)	1,690

Cost of sales	217	243	348	375	45	(98)	1,130
Segment operating income (loss)	39	122	85	(5)	(12)	(18)	211
Other expenses not allocated to the segments							(62)
Operating income							149

Financing expenses, net							(33)
Share in earnings of equity-accounted investees							1
Income before income taxes							117

Depreciation and amortization	17	46	54	20	6	3	146

Capital expenditures	29	132	89	36	6	12	304

 ICL Group Limited Q4 2024 Results 25

Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2024		10-12/2023
$ millions	% of sales	$ millions	% of sales
USA	280	17	295	17
Brazil	276	17	347	21
China	274	17	284	17
Spain	73	5	77	5
Israel	69	4	72	4
Germany	65	4	68	4
India	64	4	29	2
United Kingdom	58	4	74	4
France	48	3	63	4
Netherlands	37	2	27	2
All other	357	23	354	20
Total	1,601	100	1,690	100

 ICL Group Limited Q4 2024 Results 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 26, 2025